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                                   UNITED STATES                                           OMB APPROVAL
                                                                                           -----------------------------
                        SECURITIES AND EXCHANGE COMMISSION                                 OMB Number: 3235-0145
                                                                                           -----------------------------
                              WASHINGTON, D.C. 20549                                       Expires: October 31, 2002
                                                                                           -----------------------------
                                                                                           Estimated average burden
                                                                                           hours per response. . . 14.9
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                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)*


                              CERAGON NETWORKS LTD.
               ------------------------------------------------
                                (Name of Issuer)

                                 ORDINARY SHARES
               ------------------------------------------------
                         (Title of Class of Securities)

                                    M22013102
               ------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2000
                -----------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ]  Rule 13d-1(b)
            [ ]  Rule 13d-1(c)
            [X]  Rule 13d-1(d)

-------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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-------------------------------------------- ---------------------------- ------------------------------------------
CUSIP NO. M22013102                                                                   PAGE 2 OF 6 PAGES
--------- ----------------------------------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS

          IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  APAX ISRAEL PARTNERS II, L.P.
--------- ------------------------------------------------------------------------------------------- --------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                         (a) [ ]

                                                                                                      (b) [X]
--------- ----------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
----------------------- ---------- ---------------------------------------------------------------------------------
   NUMBER OF SHARES     5.         SOLE VOTING POWER
  BENEFICIALLY OWNED
  BY EACH REPORTING                         0
    PERSON WITH
                        ---------- ---------------------------------------------------------------------------------
                        6.         SHARED VOTING POWER
                                            1,958,750**

                        ---------- ---------------------------------------------------------------------------------
                        7.         SOLE DISPOSITIVE POWER
                                            0
                        ---------- ---------------------------------------------------------------------------------
                        8.         SHARED DISPOSITIVE POWER
                                            1,958,750**
--------- ----------------------------------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,958,750**

--------- ------------------------------------------------------------------------------------------- --------------
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                                                            [ ]

--------- ----------------------------------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   9.6

--------- ----------------------------------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON (See Instructions)
                   PN

--------- ----------------------------------------------------------------------------------------------------------
** SEE RIDER A
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                                                               PAGE 3 OF 6 PAGES
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Item 1.            (a)  Name of Issuer:

                                 Ceragon Networks Ltd.

                   (b)  Address of Issuer's Principal Executive Offices:

                                 24 Raoul Wallenberg Street, Tel Aviv, 69512 Israel

Item 2.            (a)  Name of Person Filing:

                                 Apax Israel Partners II, L.P.

                   (b)  Address of Principal Business Office or, if none, Residence:

                                 15 Portland Place, London W1B 1PT, England

                   (c)  Citizenship:

                                 Delaware

                   (d)  Title of Class of Securities:

                                 Ordinary Shares

                   (e)  CUSIP Number:

                                 M22013102

Item 3.          If this statement is filed pursuant to Rule 13d-1(b) or Rule 3d-2(b) or (c), check whether the person filing is a:

            (a)   [ ]   Broker or dealer registered under Section 15 of the Act.

            (b)   [ ]   Bank as defined in Section 3(a)(6) of the Act.

            (c)   [ ]   Insurance company as defined in Section 3(a)(19) of the Act.

            (d)   [ ]   Investment company registered under Section 8 of the Investment Company Act of 1940.

            (e)   [ ]   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

            (f)   [ ]   An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

            (g)   [ ]   A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

            (h)   [ ]   A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

            (i)   [ ]   A church plan that is excluded from the definition of an investment company under Section 3(c)(14)
                        of the Investment Company Act.

            (j)   [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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                                                                PAGE 4 OF 6 PAGE
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Item 4.          Ownership.

            (a)  Amount beneficially owned:  1,958,750**.

            (b)  Percent of class:  9.6.

            (c)  Number of shares such person has:

                     (i)  Sole power to vote or to direct the vote  0.

                    (ii)  Shared power to vote or to direct the vote  1958,750**.

                   (iii)  Sole power to dispose or to direct the disposition of  0.

                    (iv)  Shared power to dispose or to direct the disposition of  1,958,750**.

Item 5.          Ownership of Five Percent or Less of a Class.

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.          Ownership of More than Five Percent on Behalf of Another Person.

                 Under certain circumstances set forth in the limited partnership agreement of Apax Israel II LP and Apax Israel (Israel) L.P., the general and limited partners of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the issuer owned by each such entity of which they are a partner.

Item 7.          Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on
                 By the Parent Holding Company.

                          Not applicable.

Item 8.          Identification and Classification of Members of the Group.

                          Not applicable.

Item 9.          Notice of Dissolution of Group.

                          Not applicable.
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                                                                PAGE 5 OF 6 PAGE


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   February 11, 2002
                                         -----------------------------------
                                                       (Date)

                                         APAX ISRAEL PARTNERS II, L.P.
                                         BY: APAX ISRAEL G.P. INC.
                                         its General Partner

                                         BY: /s/ Allan Barkat
                                            --------------------------------
                                                  (Signature)

                                         Allan Barkat, President
                                         -----------------------------------
                                                  (Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
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                                                                     PAGE 6 of 6
                                    RIDER A

As of December 31, 2001, Apax-Leumi, Inc. ("ALI") may be deemed to be the beneficial owner of 174,578 ordinary shares (0.6%) owned by Israel Growth Fund, LP ("IGF"), a Delaware limited partnership. IGF is managed or advised by ALI and, as such, ALI may be deemed to have shared voting and dispositive power with respect to such shares.

As of December 31, 2001, Apax Israel Partners, II, LP ("AIP") may be deemed to be the beneficial owner of 384,615 ordinary shares (1.5%) owned by Apax Israel II ("AI"), a Delaware limited partnership. AI is managed or advised by AIP and, as such, AIP may be deemed to have shared voting and dispositive power with respect to such shares.

As of December 31, 2001, Apax Europe IV GP Co Limited ("AE") may be deemed to be the beneficial owner of 1,384,615 ordinary shares (5.5%) owned by Apax Europe IV GP, L.P. Apax Europe IV GP, L.P. is managed or advised by AE and, as such AE may be deeemed to have shared voting and dispositive power with respect to such shares.

** As of December 31, 2000, Apax Israel Partners II, L.P. ("AIP II") may be deemed to be the beneficial owner of 1,710,000 ordinary shares (8.4%) owned by Apax Israel II, LP, a Delaware limited partnership, and 248,750 ordinary shares (1.2%) owned by Apax Israel II (Israel) L.P. an Israel limited partnership. Each of such entities is managed or advised by AIP II and, as such, AIP II may be deemed to have shared voting and dispositive power with the general partners of each partnership with respect to an aggregate of 1,958,750 ordinary shares.